Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Relating to the

Preliminary Prospectus Supplement dated October 5, 2009

to the

Prospectus dated June 19, 2007

Registration No. 333-143865

October 5, 2009

United Air Lines, Inc. (“United”)

Securities:	Pass Through Certificates, Series 2009-1A-O

Issuer:	United Air Lines, Inc.

Guarantor:	UAL Corporation

Face Amount:	$659,107,000

Final Expected Distribution Date:	November 1, 2016

Public Offering Price:	100%

CUSIP:	902552AB4

ISIN:	US902552AB48

Coupon/Stated Interest Rate:	10.40%

Liquidity Facility Initial Maximum Commitment Amount:	$106,248,048.40

Make-Whole Spread (used to calculate Make-Whole Amount):	0.75%

Underwriting Commission:	$9,886,605.00

Concession to Selling Group Members:	0.700%

Use of Proceeds:	As part of United’s restructuring process, United received approximately $70 million of the previously outstanding 7.371% Class D Certificates of the 2001-1 EETC and expects to receive a portion of the redemption amount. United expects to receive approximately $90 million in net proceeds from the completion of the refinancing of the 2001-1 EETC, after accounting for all transaction-related fees and expenses.

Trade Date:	October 5, 2009

Settlement Date:

October 13, 2009 (T+5) closing date, the fifth business day following the date hereof.

United expects that delivery of the certificates will be made against payment therefore on or about the closing date specified on the cover page of the prospectus supplement, which will be the fifth business day following the date hereof (this settlement cycle being referred to as T+5). Under Rule 15c6 of the SEC under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade certificates on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the certificates initially will settle in T+5, to specify an alternative settlement cycle at the time of any trade to prevent a failed settlement and should consult their own advisor.

Securities:	Pass Through Certificates, Series 2009-1A-O

Principal Distribution Window:	The expected principal distribution window information appearing under the heading “Summary – Summary of Terms of Pass Through Certificates” in the Preliminary Prospectus Supplement is replaced and superseded as follows: Expected Principal Distribution Window (in years).........0.55 – 7.05.

Preliminary Prospectus Supplement:	United has prepared a Preliminary Prospectus Supplement, dated October 5, 2009, which includes additional information regarding the Certificates.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to the offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting sales representatives of J.P. Morgan Securities Inc. (email: Kenneth.Williams@broadridge.com or telephone: (631) 274-2740) and Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department (email: prospectus@morganstanley.com or toll free: 1-866-718-1649 (institutional investors)).

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